Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 26, 2006

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of a supplement thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Prospectus and related documents are available on the SEC’s website at www.sec.gov. In connection with its revised Offer, Mittal Steel intends to file supplemental information with the AFM, the CSSF, the CBFA, the AMF, the CNMV and the SEC and to distribute a supplement to its Information Document and Prospectus as soon as practicable.

   Reprinted from The Economist June 15th 2006

Cast-iron

The battle for Arcelor is about more than steel

“MONKEY money” is how Guy Dollé, chief executive of Arcelor, charmingly dismissed a hostile bid earlier this year from Indian-born Lakshmi Mittal, who runs (and largely owns) Mittal Steel. That was the high point of his defence of Europe’s biggest steelmaker. Since then Mr Dollé and Arcelor’s chairman, Joseph Kinsch, have twisted and turned to escape Mr Mittal. None of their scheming would count as more than two old men’s efforts to cling to their jobs, except that shareholders everywhere also have a stake in this fight. For the sake of investors in Europe, what matters is not just who wins Arcelor, but how the battle is resolved.
     The steel industry is consolidating. Mr Mittal’s £25.8 billion ($32.3 billion) bid would create a huge producer nearly four times the size of its nearest rival. The match, steelmen judged, was a good one. Mittal could expand into Arcelor’s high-margin markets, Arcelor could gain from Mittal’s low-cost production. But Mr Dollé would have none of it. The offer was “150% hostile”, priced too low and strategically misguided. Through management and ownership, the untrustworthy Mittal family would dominate. Although Mittal Steel is registered in the Netherlands and run out of London, it did not in some mysterious way share Arcelor’s European “cultural values”.
Before long, that nasty little piece of Euro-nationalism was supplemented by opportunism and hypocrisy. First Messrs Dollé and Kinsch bundled Dofasco, a recently acquired Canadian steelmaker, into a holding structure designed to frustrate Mittal’s plans to sell it on—a poison pill, if ever there was one. Next they proposed to scotch Mittal by merging with Severstal, an opaque metals firm controlled by a Russian tycoon who, without launching a bid, was to become the dominant shareholder of the combined group. So much for Mr Dollé’s superior standards of corporate governance.
     The victims in all this are Arcelor’s own shareholders—something that should worry investors in Europe. All along, Messrs Kirsch and Dollé have denied their own shareholders a proper shout. Investors had no say over Dofasco and they can stall the Severstal deal only if at least half of the shareholder register rejects the merger at a meeting in Luxembourg at the end of this month. The threshold for such votes is usually a simple majority of those present: Arcelor’s hurdle looks as if it was erected to be insurmountable.
     Arcelor insists it has done nothing wrong. Its articles of association and the law of Luxembourg, where it is incorporated, would allow the Severstal deal without any shareholder vote at all. Mittal has already raised its offer once and Mr Dollé says he is open to further offers that are higher still.

My company right or wrong
That is disingenuous. Whether Mittal or Severstal would most benefit Arcelor shareholders is open to argument. Most analysts favour Mittal’s improved offer, but Arcelor’s board this weekend judged, as it is entitled to, the Russian deal to be better. The way to decide between the two is for Arcelor’s shareholders to have a fair vote. It is their company, after all. That is the principle at stake here—and a good reason to hope that Arcelor investors now rush to sell their shares in the market to Mr Mittal, giving him the majority he needs. Managers are entitled to use the rules to push up a bidder’s price and protect their company. But if they exploit the rules against their own shareholders’ interests, by seeking to deprive investors of a choice, then the essential covenant between owner and manager is broken, whatever the small print. If Arcelor’s managers get away with flouting that principle, shareholders everywhere in Europe will be the losers.